United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

GENERAL MILLS, INC.

2.	Name of persons relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Addresses of persons relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

September 15, 2025

Dear fellow shareholders,

Proposal 5 on the General Mills proxy statement requests a policy to separate the Board Chair and CEO positions. Although the Board opposes it, proxy analysts are supporting it.

As the proposal points out, back in 2022, a different shareholder proposal seeking a Board Chair independence policy had nearly passed, with about 42% of the vote. Notably, Institutional Shareholder Services (ISS) did not support that proposal, which came during a time when the company’s total shareholder return (TSR) was outperforming that of its peers.

Now, that’s no longer the case. Indeed, as of May 31, 2025, its five-year TSR was only 0.28, compared to 5.83 for the GICS 3020 (Food Products) group, and 15.94 for the S&P 500. The one-year TSR was even worse: -18.01 for General Mills, compared to 0.94 for GICS 3020 and 13.52 for the S&P 500.

Clearly, the company’s current leadership structure—with a combined Chair and CEO and independent Lead Director—has not been sufficient to protect shareholder value.

To help further explain the benefits of Chair/CEO separation (beyond what’s in our proposal), let’s turn to companies where General Mills directors have served.

We start with the entire General Mills Corporate Governance Committee.

With committee Chair Maria Sastre on its Board (and governance committee), O’Reilly Auto Parts touted that its “Chief executive officer and chairman are separate positions” as one of its “highlights,” noting also that they’ve been separate for nearly two decades. The company explained:

In particular, the Board believes that its current leadership structure allows our Chief Executive Officer to focus on developing and implementing the Company’s business strategies and objectives and supervising day-to-day business operations and allows our Chairman to lead the Board in its oversight and advisory roles. The Board also believes that the current separation of the Chairman and Chief Executive Officer roles provides a clear delineation of responsibilities for each position and fosters greater accountability of management.

With committee member Eric Sprunk on its Board (and governance committee), Nordstrom said that in 2024 “the Board believes different people should hold the positions of Chairman and CEO, as this strengthens corporate governance, aids in the Board’s oversight of management and aids in the Board’s oversight and management of risk.”

With committee member Jo Ann Jenkins on its Board (and governance committee), Avnet said that having an independent Board Chair—which inherently requires having a separate Chair and CEO—was one of its “corporate governance highlights.”

With committee member Maria Henry on its Board, Nike touted its “separate Chair, CEO, and Lead Independent Director positions with clearly defined roles” as one of its “corporate governance highlights.”

And with committee member Benno Dorer on its Board, Origin Materials said of its separate (and independent) Board Chair that its leadership structure promoted “strong, independent oversight of our management and affairs.”

Outside of the Corporate Governance Committee:

With Kerry Clark on its Board, Elevance Health said, “Our corporate governance policies reflect our goal of adopting leading governance practices to promote a high level of performance from the Board and management” and listed having an independent Board Chair as the first example to illustrate this.

With John Morikis on its Board, Fortune Brands Innovations touted having an independent Board Chair as one of its “governance highlights.” It also explained the benefits of separating the roles by saying, “This leadership structure aids the Board’s oversight of management and allows our Chief Executive Officer to focus primarily on his management responsibilities.”

With Liz Lempres on its Board, Axalta Coating touted that having an independent Board Chair was one of its governance “highlights.”

And with Steve Odland on its Board, Analogic said, “We believe that the separation of the positions of board chair, on the one hand, and president and chief executive officer, on the other, strikes the appropriate balance between the oversight of the company’s corporate governance by one position and strategic direction and day-to-day leadership and performance by the other position.”

To be clear, we’re not implying these companies all have policies requiring Chair and CEO separation; but importantly, they all made the decision to separate the roles anyway. And of course, we also recognize that some have gone beyond simply separating them by having fully independent Chairs. We share their statements here because they are examples of Boards with General Mills’ own directors on them clearly espousing the benefits of having two different people serve as Chair and CEO. Especially considering General Mills’ declining shareholder returns, we think these are benefits our shareholders should also be able to enjoy. Thank you for your consideration.

We’re not asking for and can’t accept your proxy. Please vote “FOR” Proposal Five.